WESTAR OIL & GAS, INC.
3767 Forest Lane Suite 124
PMB-415
Dallas, TX 75244
(888) 618-9077

July 23, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Caroline Kim,

Re:	Westar Oil & Gas, Inc.
Application for Withdrawal on Form RW
Registration Statement on Form 10 (File No. 000-54984)

Dear Sir/Madam:

Westar Oil & Gas, Inc. fkaTerax Energy, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-54984), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2013 (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective.  The Company is in the process of securing new auditors in response to comments made by the Commission staff in its conversation with the Company’s counsel on July 23, 2013.

The Company intends to file a replacement Registration Statement on Form 10 with the Commission once the Company secures new auditors.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.  Please direct questions with respect to this matter to:

Claudia J. McDowell, Esq.
McDowell Odom LLP
28494 Westinghouse Place Suite 213
Valencia CA 91355
(661) 449-9630
(818) 475-1819 Facsimile

Sincerely,

WESTAR OIL & GAS, INC.

/s/ Graciela Moreno

Graciela Moreno, CEO